AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

February 2, 2016

INVESTMENT COMPANY ACT FILE NO. 811-22611

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)
(AMENDMENT NO. 1)

EQUITY LONG/SHORT OPPORTUNITIES FUND
------------------------------------------------
(NAME OF ISSUER)

EQUITY LONG/SHORT OPPORTUNITIES FUND
------------------------------------------------
(NAMES OF PERSON(S) FILING STATEMENT)

COMMON INTERESTS
-----------------------------------
(TITLE OF CLASS OF SECURITIES)

N/A
------------------------------------
(CUSIP NUMBER OF CLASS OF SECURITIES)

CRAIG CARBERRY
EQUITY LONG/SHORT OPPORTUNITIES FUND
50 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60603
(312) 630-6000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
____________________________________________
COPIES TO:
PHILIP H. HARRIS, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036

CALCULATION OF FILING FEE

TRANSACTION VALUATION: $20,000,000.00* AMOUNT OF FILING FEE: $2,014.00**

*    Calculated at the aggregate maximum purchase price to be paid for interests in the offer.
**  Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

|X|
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,014.00
Filing Party: EQUITY LONG/SHORT OPPORTUNITIES FUND
Form or Registration No.: SC-TO-I
Date Filed: October 16, 2015

| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
| |	going-private transaction subject to Rule 13e-3.
| |	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     |X|

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (the "Statement") of EQUITY LONG/SHORT OPPORTUNITIES FUND (the "Fund") relating to an offer to purchase (the "Offer") up to a number of common units of beneficial interest (“Common Units”) having an aggregate net asset value (“NAV”), as of the last calculation of NAV preceding the expiration of the Offer, of $20,000,000.00 pursuant to tenders by holders of Common Units of the Fund ("Unitholders") on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(i), originally filed with the Securities and Exchange Commission on October 16, 2015, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The following information is furnished pursuant to Rule 13e-4(c)(4):

The Offer terminated at 5:00 p.m., Central Time, on November 16, 2015 (the "Expiration Date").

Pursuant to the Offer, 23,041.47 Common Units were tendered and accepted by the Fund.

Payment of the repurchase price was made in the form of a Repurchase Instrument issued to each Unitholder whose tendered Common Units were accepted for repurchase by the Fund.

The Valuation Date for the Repurchase Instrument was December 31, 2015.

On or about January 26, 2016, the Fund paid Unitholders whose tendered Common Units were accepted for repurchase by the Fund $300,000.00 collectively, representing the cumulative amount payable under the Repurchase Instruments.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUITY LONG/SHORT OPPORTUNITIES FUND

By:	/s/ Craig R. Carberry
Craig R. Carberry
Secretary

February 2, 2016

4